UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38527

Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibit 4.8 and 99.1 to this Current Report on Form 6-K are hereby incorporated by reference into the Registration Statement on Form F-3 of Uxin Limited (File No. 333-259199) and shall be a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 4.8 – English Summary of Material Contract Terms of the Investment Cooperation Agreement

Exhibit 99.1 – Financial Information of the Variable Interest Entities of Uxin Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/ Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: December 7, 2021